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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number: 0-18287

                         NOTIFICATION OF LATE FILING

  (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q

              / /  Form N-SAR

For Period Ended: September 30, 1999
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant:  Orbital Sciences Corporation
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Former name, if applicable:

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Address of principal executive office (Street and number):
21700 Atlantic Boulevard
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City, State and Zip Code: Dulles, Virginia 20166
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/X/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

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     Additional work is necessary to complete the financial statements for the quarter ended September 30, 1999. This is due to Orbital's decision, in consultation with its current and previous auditors, in late October to restate its financial statements for 1997, 1998 and the first two quarters of 1999 as announced in Orbital's press release dated October 29, 1999. Orbital is in the process of assessing the impact of such restatements. Orbital expects to file the third quarter 1999 Form 10-Q on or before November 22, 1999.

                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

     Jeffrey V. Pirone                  (703)                    406-5000
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            /X/ Yes / / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /X/ Yes / / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there will be a significant change in Orbital's results of operations for the period covered by the third quarter Form 10-Q from the corresponding period for 1998. Orbital has reported on a preliminary basis a net loss for the third quarter of 1999 of $32.6 million (or $.87 per share), which includes a special charge of $19.7 million (or $.53 per share) in the quarter. These results are preliminary, as described in Orbital's press release dated November 5, 1999, because Orbital is continuing to resolve certain questions relating to previously published financial data. These preliminary results reflect Orbital's estimates of the effect of presently known adjustments. Neither Orbital's current nor its former independent auditors have reviewed these preliminary results.

                          Orbital Sciences Corporation
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                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 16, 1999                  By  /s/ Jeffrey V. Pirone
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                                             Jeffrey V. Pirone
                                             Executive Vice President and
                                               Chief Financial Officer

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